PRICEWATERHOUSECOOPERS
                                        PricewaterhouseCoopers LLP
                         Chartered Accountants
                                        TD Tower
                                        10088 102 Avenue NW, Suite 1501
                                        Edmonton, Alberta
                                        Canada T5J 3N5
                                        Telephone + 1 (780) 441 6700
                                        Facsimile +1 (780) 441 6776

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Government of the Northwest Territories, Securities Registries
Government of Yukon, Registrar or Securities
Government of Nunavut, Legal Registries Division

Dear Sirs:

We have read the statements made by ViRexx Medical Corp. in the attached copy of Change of Auditor Notice dated October 4, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated October 4, 2007.

Yours very truly,

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Edmonton, Alberta, Canada

October 11, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.